UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                        SEC File Number: 0-21995
                                                         CUSIP Number: 31865W108


                           NOTIFICATION OF LATE FILING

(Check One):
|X|Form 10-K |_|Form 20-F |_|Form 11-K |_|Form 10-Q |_|Form 10-D |_|Form N-SAR |_|Form N-CSR

         For Period Ended: January 31, 2007

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  First Aviation Services Inc.

Former Name if Applicable:

Address of Principal Executive Office (street and number):  15 Riverside Avenue

City, State and Zip Code:  Westport, Connecticut  06880-4214


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X| portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

         See Annex A attached.

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

      Bill L. Reznicek                                 (901) 375-2674
-------------------------------                 --------------------------------
           (Name)                               (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No



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(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Annex A attached.


                          First Aviation Services Inc.
                   -------------------------------------------
                   (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2007
                                             FIRST AVIATION SERVICES INC.


                                             By:    /s/  Bill L. Reznicek
                                                 -------------------------------
                                                 Name:  Bill L. Reznicek
                                                 Title: Vice President and Chief
                                                        Financial Officer









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



                             Annex A to Form 12b-25
                             ----------------------


PART III - NARRATIVE

The Registrant is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2007 ("Form 10-K"), on or prior to the due date, May 1, 2007, because the Registrant requires time to complete an analysis of certain accounts as a result of the implementation of a new ERP system. The Registrant expects to file its Annual Report on Form 10-K within the fifteenth calendar day following the date on which the Form 10-K was due.


PART IV - OTHER INFORMATION

(3) The Registrant recognized a net loss of $14.2 million or $1.93 per share for the year ended January 31, 2007, compared to net income of $1.0 million or $0.14 per share for the year ended January 31, 2006. The decline in operating results was due in part to a decrease in net sales, which was largely due to market weakness in the general aviation and the aviation maintenance sectors that were impacted by the record high prices of gasoline and customer service issues. Included in the decrease in net sales was a decrease in freight revenue, which was primarily the result of reduced freight charges to customers on larger orders that qualified for freight incentives in the third and fourth fiscal quarters of the fiscal year ended January 31, 2007. The decline in operating results was also due in part to a $4.0 million charge increasing reserves in the third quarter due to an increase in the allowance for excess and obsolete inventory for an inventory purchase in October 2005 from an aircraft original equipment manufacturer, a $2.6 million charge increasing the bad debt reserve and other one-time expenses relating to the relocation of the Company's primary distribution center to Mississippi.

        The amounts above are estimates and there is no assurance given that the financial information publicly announced at a later date will not differ materially upon filing the 10-K.









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